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                                 August 12, 2005

                                                                        8712.008


VIA EDGAR & FAX 202-942-9648

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:     MENDOCINO BREWING COMPANY, INC.
        FORM 10-K FOR FISCAL YEAR ENDED
        DECEMBER 31, 2004
        FILED MAY 13, 2005
        FORMS 10-Q FOR FISCAL QUARTER ENDED
        FILE NO. 001-13636

Dear  Mr. Ohsiek:

        We have been asked by Mendocino Brewing Company, Inc. (the "Company") to respond on its behalf to the items included in your letter of comment dated August 2, 2005, which was sent following the Company's response to your original letter of comments dated July 7, 2005.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME, PAGE F-3

1. We read your response to comment 2 in our letter dated July 7, 2005. Based on the additional information you provided, it appears to us that the legal dispute settlement represents an operating expense, clearly related to the transaction made during the ordinary course of your operations. In particular we note that the expense relates to a dispute you had with a distributor of your product and transacting with distributors is a normal part of your continuing operations. Thus, please tell us how you intend to revise your filing accordingly. To the extent you revise your filing, please ensure that the amendment also incorporates the revisions requested in comments 5 and 6 in our letter dated July 7, 2005.

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Mr. George F. Ohsiek, Jr.
August 12, 2005
Page 2


        The Company respectfully requests an additional ten (10) day period in which to prepare its response. The Company is currently working with its independent auditor to fully comprehend the issues surrounding the characterization and reporting of the settlement of its legal dispute as an operating item as opposed to a non-operating expense, and will respond to your comments set forth below on or before August 22, 2005. If you have any questions or concerns, please contact me at (415) 391-4800 at your convenience.


                                           Sincerely,


                                           Sara Finigan






Cc: Yashpal Singh